UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

21 March 2018

To:	Australian Securities Exchange	Cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Global Iron Ore and Steel Forecast Conference Presentation

BHP Asset President, Western Australia Iron Ore, Edgar Basto, presented at the Global Iron Ore and Steel Forecast conference, in Perth, Western Australia today.

A copy of the presentation is attached.

Further information on BHP can be found at www.bhp.com.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street,
Melbourne Victoria 3000	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

Global Iron Ore and Steel Forecast Unlocking value across our portfolio Edgar Basto, Asset President Western Australia Iron Ore 21 March 2018

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.
Non-IFRS and other financial information
BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed), Underlying return on invested capital (ROIC). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the December 2017 half year compared with the December 2016 half year; operations includes operated assets and non-operated assets; data is presented on a continuing operations basis from the 2014 financial year onwards; copper equivalent production based on 2017 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding.
No offer of securities
Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP.
BHP and its subsidiaries
In this presentation, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 28 ‘Subsidiaries’ in section 5.1 of BHP’s Annual Report on Form 20-F and in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F.
Edgar Basto: Asset President – Western Australia Iron Ore
21 March 2018 2

Key Themes
Health and safety are core values and our highest priority
Emerging Asia to drive steel demand
Our focus on safety, culture and productivity support performance
Promoting stability and driving improvement through innovation and work practices
Partnering with our communities to Think Big
Edgar Basto: Asset President – Western Australia Iron Ore
21 March 2018 3

Emerging Asia to drive long-term steel demand

Global finished steel demand growth breakdown
(million tonnes finished steel)



1.7% CAGR
3.1% CAGR
2,000
1,500
1,000
500
00
2006A
RoW
China
Emerging Asia¹
2016A
RoW
China
Emerging Asia¹
2026E

Map of new integrated steel plants[2]



Silk Road Economic Belt
21st Century Maritime Silk Road
WAIO
BHP Iron Ore operations
New integrated steel mills in India and Southeast Asia

Source: Platts; worldsteel; BHP analysis.
1. Emerging Asia includes India, ASEAN and other South Asian countries.
2. New integrated steel projects commissioned or being built since 2017.

Edgar Basto: Asset President – Western Australia Iron Ore
21 March 2018
4
BHP

Structural reform in China drives demand for quality ore
Low Grade fines type has grown faster than other ore types High grade ore currently remains in high demand
Iron Ore Supply Delta to Platts 62% Fe Fines
(% of total seaborne supply) (US cents/dmtu)
100% 60
40 80%
20 60% 0 40% -20
20%
-40
0% -60
2000 2017 2020 Jan-15 Jul-15 Jan-16 Jul-16 Jan-17 Jul-17 Jan-18
Low Grade Med Grade High Grade Platts 62.5% Fe Lump MB 58% Fe Fines (<60% Fe) (<65% Fe) (>=65% Fe)
Data source: Wood Mackenzie Data source: Platts, Metal Bulletin
Edgar Basto: Asset President – Western Australia Iron Ore
21 March 2018 5

Unlocking value across our business
South Flank sustaining volumes Port Hedland to support further productivity
• Project scheduled to be submitted for Board approval mid-CY18 • On track to 290Mtpa run rate by end of FY19
• If approved, MAC will become world’s largest stand-alone iron • Flow on employment and business opportunities ore mining and processing centre
Improving product mix with South Flank1 Improvement in WAIO port outflow capacity Outflow
(Grade, Fe %) (Tonnes per shiploader/hour) (Mt)
65 6,000 300
Peer 1 Portfolio
63 BHP with South Flank production
61 BHP 5,000 225
Peer 2 Portfolio
59
Peer 3 Note: Bubble size 100 represents production Mt
Portfolio
57 4,000 150
0 10 20 30 40 FY13 FY14 FY15 FY16 FY17 FY18e FY19e Product mix (% of lump and pellets) Port gross loading rate (LHS) Port outflow (RHS)
1. BHP share. Source: Publicly available information and BHP internal analysis.
(Peer group comprises Vale, Fortescue Metals Group and Rio Tinto)
Edgar Basto: Asset President – Western Australia Iron Ore
21 March 2018 6

Technology improves safety and productivity
By 2025, our vision is to be fully integrated and highly automated from resource to market
Improving safety
Removing people from potential exposure to harmful situations
• Full truck autonomy at Jimblebar has significantly reduced safety incidents
Increasing productivity
Increasing the efficiency of resource extraction
• Leading the way with one of the world’s largest autonomous blast hole drill fleets, enabling operations to continue despite climatic conditions
Reducing waste and variability
• Automated train scheduling powered by artificial intelligence has seen us almost eliminate cancellations due to railway congestion
Edgar Basto: Asset President – Western Australia Iron Ore
21 March 2018 7

Continuous improvement culture drives performance…

Frontline actively identifying improvement initiatives

- **14%** improvement in TRIF[1]
- **26%** increase in production[2]
- **48%** reduction in cost[3]



~ 7,000 direct employees



Seeking to deliver ~ 3,000 initiatives


WAIO annualised run rate
(Iron ore production, Mtpa)
Unit cost[4]
(US$/t)
300
260
220
180
30
20
10
0
Q2 FY18 record run-rate
FY19 exit rate
Medium term
<US$13/t
H1 FY14
H1 FY15
H1 FY16
H1 FY17
H1 FY18
FY19e
Medium term
Run rate (LHS)
Unit Cost (RHS)

1. Total Recordable Injury Frequency Rate H1 FY14 v H1 FY18
2. Saleable ore annualised run rate H1 FY14 vs H1 FY18
3. FOB unit cost excluding freight and royalties H1 FY14 vs H1 FY18
4. FOB unit cost excluding freight and royalties, medium term guidance is based on exchange rate of AUD/USD 0.75

Edgar Basto: Asset President – Western Australia Iron Ore
21 March 2018
8
BHP

.. and supports sustainable outcomes
Standardising and simplifying our systems Case Study—Perth Repair Centre Radiator Overhaul
• Standardised worksheets and documentation • 85% reduction in recordable injuries
• Continuous engagement and reviewing of procedures
• 50% reduction in task duration
• Dedicated coaching to efficiently embed standardisation
• Reduction in labour cost from 112% to 76% of external vendor costs
Improving tooling and redesigning our work “ Everyone uses the correct tools all the time and they’re always available when we need them”—Technician
• Streamline work sequences, tooling, pre and post work
requirements “ Now everyone disassembles consistently and we aren’t wasting time waiting for missing parts”—Supervisor
• Removing our people from harm’s way
“ It has improved the culture in the workshop as a whole – not just our team”—Technician
Reducing exposure, empowering our people and enabling an inclusive and diverse workplace
Edgar Basto: Asset President – Western Australia Iron Ore
21 March 2018 9

Partnering with Western Australia to Think Big!
Payments to government Goods and services TOTAL 80% sourced locally
$1.8 billion $1.5 $63.7 billion million
in wages aid to our in contributions to workforce our host communities
$2.8 billion
Goods and services locally sourced
Note: FY17 results, all AUD unless otherwise stated.
1. Include taxes and royalties.
2. WAIO operational expenditure with vendors based in Western Australia
Edgar Basto: Asset President – Western Australia Iron Ore
21 March 2018 10

Key Themes
Health and safety are core values and our highest priority
Emerging Asia to drive steel demand
Our focus on safety, culture and productivity supports performance
Promoting stability and driving improvement through innovation and work practices
Partnering with our communities to Think Big
Edgar Basto: Asset President – Western Australia Iron Ore
21 March 2018 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 21, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary